

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

May 27, 2010

Via U.S. Mail and Facsimile

Thomas X. Geisel
President and Chief Executive Officer
Sun Bancorp, Inc.
226 Landis Avenue
Vineland, NJ 08360

> **Re: Sun Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Form 8-K filed April 21, 2010**
> **File No. 000-20957**

Dear Mr. Geisel:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 13: Summary of Non-Performing Assets, page 24 of the Annual Report

1.   We note the Company has significant exposure to loans classified as "commercial and industrial" (i.e. which also includes commercial real estate). So that we may have a better understanding of your lending processes as well as considerations

evaluated in the determination of the allowance for loan losses, please address the following:

    a. Tell us whether you have any commercial loans that have been extended at or near original maturity, which you have not considered impaired due to the existence of guarantees. If so, please tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

    b. To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, please tell us how you consider whether it is a troubled debt restructuring;

    c. Tell us how the company evaluates the strength of the guarantor, including the specific type of information reviewed, how current and objective the information reviewed is, and how often the review is performed;

    d. Tell us how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

    e. Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

2. Further, as it relates to the company's use and consideration of interest reserves on construction project financing, please tell us and revise your future filings to disclose the following with respect to the establishment of such reserves:

    a. Disclose the amount of such loans and the accompanying interest reserves as of each period;

    b. Disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest on the loan;

    c. Disclose whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;

      d. Describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves; and

      e. Disclose whether any of your loans with interest reserves are currently on nonaccrual status.

3.   Please revise your future filings to disclose the following information related to your troubled debt restructurings:

      a. TDRs or renegotiated loans quantified by loan type classified separately as accrual/non-accrual; and

      b. Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your success with the different types of concessions.

Notes to the Financial Statements

4. Investment Securities, page 50 of the Annual Report

4.   We note your disclosure on page 51 that you recognized credit losses of $6.8 million on two trust preferred securities during 2009. Please tell us if these securities are the same pooled trust preferred securities with an $8.8 million amortized cost and $4.1 million fair value you discuss on page 53 under 'Trust Preferred Securities', or if they represent different pooled trust preferred securities.

5.   Please revise future filings to disclose your OTTI practices for single-issuer and pooled trust preferred securities separately. Show us what your disclosure will look like in your response.

6.   We note your disclosure on page 53 that you review projected cash flow analysis and industry standard risk metrics to determine whether the unrealized losses for certain trust preferred securities are temporary. Please tell us in detail and clarify your disclosure to clearly state if you analyze the specific credit characteristics of the collateral underlying each individual security to develop the deferral/default assumptions for your estimated cash flows or if you industry standard risk metrics. Also tell us if you use the same deferrals/defaults assumptions for each security you own and if you do, please tell us why you believe your policy is consistent with the guidance in paragraphs ASC 320-10-35-33F and 33G of the FASB Accounting Standards Codification.

25. Fair Value of Financial Instruments, page 73

7.   Please address and disclose the following as it relates to your appraisal policies:

   a. When the Company does not have a new appraisal on file, describe in
      more detail the procedures performed by your Credit Officers and Special
      Assets Officers in determining whether the assumptions reflected in these
      original appraisals are reflective of current market conditions, particularly
      for those appraisals that are more than a year old.

   b. Describe the procedures performed at each balance sheet date to determine
      the fair value of collateral-dependent impaired loans and OREO. Tell us
      how you define collateral dependent loans. In determining the fair value
      address whether you make adjustments to original appraisals to take into
      consideration current market conditions. If so, describe the types of
      adjustments made. Alternatively, if you perform an internal valuation to
      estimate fair value, please describe the valuation approaches used, the
      significant assumptions used in each model, and if multiple valuation
      approaches are used, the relative weighting of each model. Clarify
      whether you make any adjustments to current appraisals and if so, describe
      the types of adjustments made and the reasons for such adjustments.

   c. When you receive new appraisals, describe the type of appraisals received,
      such as "retail value" or "as is value";

   d. Address how partially charged-off loans measured for impairment based
      on the collateral value are classified and accounted for subsequent to
      receiving an updated appraisal. For example, disclose whether the loans
      are returned to performing status or whether they remain as
      nonperforming;

   e. Address the typical timing surrounding the recognition of a loan as
      nonaccrual and recording of any provision or charge-off;

   f. Address the procedures performed between receipt of updated appraisals
      to ensure impairment of loans measured for impairment based on
      collateral value is measured appropriately; and

   g. Address how you determine the amount to charge-off.

Form 10-K/A for Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation

General

8.   We note that you have not included disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure
        is not necessary and describe the process you undertook to reach that conclusion.

Pay Component #2. Annual Cash Incentive, page 11

9.   We note the disclosure on page 11 that the Compensation Committee did not
        establish performance goals for the Named Executive Officers under the Annual
        Cash Incentive Plan for the 2009 fiscal year. However, we also note the
        disclosure relating to Mr. Geisel's employment agreement which indicates that his
        cash bonuses are tied to annual earnings per share targets. Please clarify whether
        performance targets were established for Mr. Geisel during the last fiscal year and
        revise future filings accordingly.

Summary of Pay Components, page 15

10.   It appears that the company benchmarks certain elements of compensation to its
        peers. Please identify the component companies that make up the compensation
        peer group and the basis for selecting the peer group. Please also disclose
        whether the compensation committee deviated from peer group benchmarks in
        setting executive compensation, and if so, state the reasons for such deviation.
        Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance
        & Disclosure Interpretation 118.05.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Notes to Unaudited Condensed Consolidated Financial Statements

10. Summary of Significant Accounting Policies

Goodwill, page 8

11.   We note your disclosure on page 8 in Note 1 of the March 31, 2010 10-Q
        regarding your goodwill impairment analyses performed at March 31, 2010. We
        also note your disclosure on page 57 in Note 10 of the December 31, 2009 10-Q
        regarding your goodwill impairment analyses performed at December 31, 2009.
        Please provide us the results of step two goodwill impairment testing at both
        periods, include a discussion of the fair value of your loans for this purpose, and

any previously unrecognized intangible assets identified. Please also tell us whether you used a third party valuation firm to assist in the determination of fair value for your reporting units during step two of testing. If so, please tell us the type of report issued by the valuation firm, and how management used this information to arrive at the fair values ultimately used, including discussions of any adjustments made to the fair values discussed in any report obtained.

Form 8-K filed April 21, 2010

General

12.   Please confirm that you will disclose any material effects on operations or your financial condition as a result of your agreement with the OCC in future filings.

                    *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney-Adviser